Exhibit 4.9

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the securities of Healthcare Realty Trust Incorporated (the “Company” or “we,” “us” or “our”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description of the terms of our stock does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable provisions of Maryland General Corporation Law, and the full text of our Second Articles of Amendment and Restatement, as amended (our “Charter”), and our Amended and Restated Bylaws, as amended (our “Bylaws”).

Description of Common Stock
We are authorized to issue an aggregate of 350,000,000 shares of capital stock, which may include 300,000,000 shares of common stock and 50,000,000 shares of preferred stock. The following description of our common stock sets forth the general terms and provisions of the common stock to which any prospectus supplement may relate, including a prospectus supplement providing that common stock will be issuable upon conversion of debt securities or preferred stock or upon the exercise of common stock warrants. The statements below describing the common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Charter and Bylaws.
Holders of our common stock are entitled to receive such dividends as the board of directors may declare out of funds legally available for the payment of dividends. Upon issuance, the shares of common stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in any of our assets remaining after the satisfaction of all obligations and liabilities and after required distributions to holders of preferred stock, if any. The common stock is subject to restrictions on transfer under certain circumstances described under “Restrictions on Transfer” below. Each share is entitled to one vote on all matters voted upon by the stockholders. Holders of shares of our common stock have no cumulative voting rights.
Transfer Agent and Exchange Listing
EQ Shareowner Services is the transfer agent and registrar for our common stock. Our common stock is listed on the New York Stock Exchange under the symbol HR.
Restrictions on Transfer For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended:
1. Not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly (after application of certain attribution rules), by five or fewer individuals at any time during the last half of our taxable year; and
2. Our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.
In order to ensure that requirement (1) above is satisfied, the board of directors has the power to refuse to transfer shares of our capital stock to any person whose acquisition of such shares would result in the direct or indirect ownership of more than 9.9% in value of the outstanding capital stock.
In connection with the foregoing, if the board of directors, at any time and in good faith, believes that direct or indirect ownership (as determined under applicable federal tax attribution rules) in excess of this ownership limit has or may become concentrated in the hands of one beneficial owner, the board of directors has the power to refuse to transfer or issue these excess shares to a person whose acquisition of such excess shares would cause a beneficial holder to exceed the ownership limit. Further, any transfer of excess shares that would cause a beneficial owner to hold shares of capital stock in excess of the ownership limit shall be deemed void, and the intended transferee shall be deemed never to have had an interest therein.
If at any time there is a transfer in violation of these restrictions, the excess shares shall be deemed to have been transferred to the Company, as trustee for the benefit of such persons to whom the excess shares are later

Exhibit 4.9

transferred. Subject to our right to purchase the excess shares, the interest in the trust representing the excess shares shall be freely transferable by the intended transferee of the excess shares at a price that does not exceed the price paid by the intended transferee of the excess shares. Excess shares do not have voting rights, and will not be considered for the purpose of any stockholder vote or determining a quorum, but will continue to be reflected as issued and outstanding stock. We will not pay dividends with respect to excess shares. We may purchase excess shares for the lesser of the amount paid for the excess shares by the intended transferee of the excess shares or the market price. The market price for any stock so purchased shall be equal to the fair market value of such shares reflected in:
The closing sales price for the stock, if then listed on a national securities exchange;
The average closing sales price of such stock, if then listed on more than one national securities exchange; or
If the stock is not then listed on a national securities exchange, the latest bid quotation for the stock if then traded over-the-counter, as of the day immediately preceding the date on which notices of such purchase are sent by us.
If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such stock as determined by the board of directors in accordance with applicable law.
All certificates representing shares of our common stock bear a legend referring to the restrictions described above. These restrictions may have the effect of preventing an acquisition of control of us by a third party.
Business Combinations
Under Maryland law, some “business combinations” (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock (an “interested stockholder”) must be: (1) recommended by the corporation’s board of directors; and (2) approved by the affirmative vote of at least (a) 80% of the corporation’s outstanding shares entitled to vote and (b) two-thirds of the outstanding shares entitled to vote which are not held by the interested stockholder with whom the business combination is to be effected, unless, among other things, the corporation’s common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for his or her shares. In addition, an interested stockholder or any affiliate thereof may not 7 engage in a business combination with the corporation for a period of five years following the date he or she becomes an interested stockholder. These provisions of Maryland law do not apply, however, to business combinations that are approved by the board of directors of a Maryland corporation prior to such person becoming an interested stockholder.
Control Share Acquisitions
Maryland law also provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” may not be voted except to the extent approved by a vote of two-thirds of all the votes entitled to be cast on the matter by stockholders excluding voting shares owned by the acquirer, and officers and directors who are also employees of the corporation. “Control shares” are voting shares which, if aggregated with all other shares owned by a person or in respect of which that person is entitled to exercise or direct the exercise of voting power, would entitle the acquirer to vote: (1) 10% or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more of the outstanding voting shares. Control shares do not include shares the acquiring person is entitled to vote because stockholder approval has previously been obtained. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the corporation’s board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
Subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting

Exhibit 4.9

rights, as of the date of the last control share acquisition or as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If the stockholders approve voting rights for control shares and the acquirer is entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenter’s rights do not apply in the context of a control share acquisition.
The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation prior to a control share acquisition.
Certain provisions of our Charter and Bylaws, including the limitation on ownership of common stock and supermajority voting requirements for the removal of directors or the amendment of the Charter and Bylaws, as well as the provisions of Maryland law described above, could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer.
Dividend Reinvestment Plan and Employee Stock Purchase Plan
We have adopted and implemented a dividend reinvestment plan to provide registered owners of our common stock with a method of investing dividends and other distributions paid in cash in additional shares of the common stock. We have also adopted an employee stock purchase plan to allow employees to purchase common stock on terms and conditions set forth in such plan. Since such additional common stock will be purchased from us, we will receive additional funds which will be used for general corporate purposes.